[Century Casinos Letterhead]


March 20, 2000



Greg Buczynski
Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942

Dear Mr. Buczynski:

The Board of Directors of Century Casinos has decided to engage the services of an independent public accounting firm that is more conveniently located to our Corporate Offices in Cripple Creek. The selection of this firm has not yet been made. A request for proposal will be sent to proposed firms today.

This decision is driven by our desire to be geographically closer to the professionals that we deal with every day.

You have completed the 1999 audit for Century Casinos, Inc. You are also in the process of completing the audit of WMCK Venture Corp. financial statements and the evaluation of the compliance of Womacks and Legends Casinos with the Internal Control Minimum Procedures (ICMP). I anticipate that this audit and the evaluation of ICMP, as well as the 1999 federal and state income tax returns, would be completed by Deloitte & Touche.

All of us here at Century look forward to your cooperation in the transition to the firm that is selected by the Board of Directors.

Let us also take the opportunity to thank you very much for everything that your firm has done in the past.

Sincerely,

/s/ Erwin Haitzmann
-------------------
Erwin Haitzmann
Chairman of the Board and
Chief Executive Officer
Century Casinos, Inc.


      200-220 EAST BENNETT AVENUE o P.O. BOX 1006 o CRIPPLE CREEK, CO 80813
              1-800-WOMACKS o (719) 689-0333 o FAX: (719) 689-3282